Exhibit 99.22

AMAYA GAMING GROUP INC.

(the “Corporation”)

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

This report describes the matter voted upon and the outcome of the vote at the annual and special meeting of shareholders of the Corporation (the “Meeting”) held on July 30, 2014. The matter set out below is described in greater detail in the management information circular of the Corporation dated June 30, 2014 (the “Management Information Circular”).

Item Voted Upon	Result of Vote
1. Election of directors proposed in the Management information circular

David Baazov	—	elected by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes withheld.

Daniel Sebag	—	elected by the shareholders of the Corporation with 92.11% of the votes cast in favour and 7.89% of the votes withheld.

Wesley K. Clark	—	elected by the shareholders of the Corporation with 90.45% of the votes cast in favour and 9.55% of the votes withheld.

Divyesh (Dave) Gadhia	—	elected by the shareholders of the Corporation with 90.49% of the votes cast in favour and 9.51% of the votes withheld.

Harlan Goodson	—	elected by the shareholders of the Corporation with 90.49% of the votes cast in favour and 9.51% of the votes withheld.

Dr. Aubrey Zidenberg	—	elected by the shareholders of the Corporation with 100% of the votes cast in favour.

As such, each of the directors listed as nominees in the Management Information Circular were elected directors of the Corporation until the next Annual Meeting.

2. Appointment of Richter S.E.N.C.R.L./L.L.P. as auditors of the corporation for the ensuing year and authorizing the directors to fix their remuneration (the “Appointment of Auditors and Remuneration Authorization”)	—	The Appointment of Auditors and Remuneration Authorization was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes withheld.
As such, Richter S.E.N.C.R.L./L.L.P. were appointed as auditors and the directors were authorized to fix their remuneration at the Meeting.

3. A special resolution to change the name of the Corporation (the “Name Change Resolution”)	—	The Name Change Resolution was approved by the shareholders of the Corporation with 100% of the votes cast in favour.

As such, the Name Change Resolution was adopted at the Meeting.

4. A special resolution to address gaming regulations (the “Gaming Regulations Resolution”)	—	The Gaming Regulations Resolution was approved by the shareholders of the Corporation with 100% of the votes cast in favour.

As such, the Gaming Regulations Resolution was adopted at the Meeting.

5. A special resolution to approve and ratify the new general by-laws (the “General By-Laws Resolution”)	—	The General By-Laws Resolution was approved by the shareholders of the Corporation with 100% of the votes cast in favour.

As such, the General By-Laws Resolution was adopted at the Meeting.

6. A special resolution to facilitate the appointment of directors (the “Appointment of Directors Resolution”)	—	The Appointment of Directors Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Appointment of Directors Resolution was adopted at the Meeting.

7. An ordinary resolution to approve and amend the stock option plan (the “Stock Option Plan Resolution”).	—	The Stock Option Plan Resolution was approved by the shareholders of the Corporation with 94.61% of the votes cast in favour and 5.39% of the votes cast against.

As such, the Stock Option Plan Resolution was adopted at the Meeting.

8. An ordinary resolution to approve and ratify the advance notice by-law (the “Advance Notice By-Law Resolution”).	—	The Advance Notice By-Law Resolution was approved by the shareholders of the Corporation with 95.38% of the votes cast in favour and 4.62% of the votes cast against.

As such, the Advance Notice By-Law Resolution was adopted at the Meeting.

9. A special resolution to create the preferred shares (the “Preferred Shares Resolution”)	—	The Preferred Shares Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Preferred Shares Resolution was adopted at the Meeting.

10. An ordinary resolution to approve certain terms of the preferred shares (the “Preferred Share Terms Resolution”)	—	The Preferred Share Terms Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Preferred Share Terms Resolution was adopted at the Meeting.

11. An ordinary resolution to approve the issuance of warrants (the “Warrant Resolution”)	—	The Warrant Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Warrant Resolution was adopted at the Meeting.

12. An ordinary resolution to approve the protected prices (the “Protected Prices Resolution”)	—	The Protected Prices Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Protected Prices Resolution was adopted at the Meeting.

13. An ordinary resolution to approve the preferred shares offering (the “Preferred Shares Offering Resolution”)	—	The Preferred Shares Offering Resolution was approved by the shareholders of the Corporation with 99.99% of the votes cast in favour and 0.01% of the votes cast against.

As such, the Preferred Shares Offering Resolution was adopted at the Meeting.

DATED this 30th day of July 2014.

AMAYA GAMING GROUP INC.

By:	(s) Daniel Sebag
	Name:	Daniel Sebag

	Title:	Chief Financial Officer